UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

ARC Document Solutions Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

00191G103

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑       Rule 13d-1 (b)

☐       Rule 13d-1 (c)

☐       Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Issuer: ARC Document Solutions Inc. CUSIP No.: 00191G103

1       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Verdad Advisers, LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER - 2,591,331

6 SHARED VOTING POWER - 0

7 SOLE DISPOSITIVE POWER - 2,591,331

8 SHARED DISPOSITIVE POWER - 0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,591,331

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

5.91%

12       TYPE OF REPORTING PERSON

IA

SCHEDULE 13G

Issuer: ARC Document Solutions Inc. CUSIP No.: 00191G103

ITEM 1

(a)       Name of Issuer:

ARC Document Solutions Inc.

(b)       Address of Issuer's Principal Executive Offices:

1981 N. Broadway, Suite 385

Walnut Creek, CA 94596

ITEM 2

(a)       Name of Person Filing:

Verdad Advisers, LP

(b)       Address of Principal Business Office:

695 Atlantic Avenue, 8th Floor

Boston, MA 02111

(c)       Citizenship:

Delaware, USA

(d)       Title of Class of Securities:

Common Shares

(e)       CUSIP No.:

00191G103

ITEM 3

If this statement is filed pursuant to Sections 240. 13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78C);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act if 1940 (15 U.S.C. 80a-8);

(e)	☑	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer: ARC Document Solutions Inc. CUSIP No.: 00191G103

ITEM 4. Ownership.

See cover page.

ITEM 5. Ownership of Five Percent or Less of a Class.

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Verdad Advisers, LP ("Verdad"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,591,331 shares, or 5.91%, of the common stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of Verdad have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. Identification and Classification of Members of the Group.

N/A

ITEM 9. Notice of Dissolution of Group

N/A

SCHEDULE 13G

Issuer: ARC Document Solutions Inc. CUSIP No.: 00191G103

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 16, 2021

Signature:	/s/ Daniel Rasmussen

Name/Title:	Daniel Rasmussen, Founder and Portfolio Manager